

November 17, 2011

<u>Via E-mail</u>
Mr. Timothy Patterson
Vice President of Finance and Administration
CTI Industries Corporation
22160 North Pepper Road
Lake Barrington, Illinois 60010

RE: CTI Industries Corporation
                    Form 10-K for Fiscal Year ended December 31, 2010
                    Filed March 31, 2011
                    Form 10-Q for Fiscal Quarter ended June 30, 2011
                    Filed August 15, 2011
                    Definitive Proxy Statement on Schedule 14A
                    Filed April 28, 2011
                    File No. 0-23115

Dear Mr. Patterson:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Jay Ingram

                                        Jay Ingram
                                        Legal Branch Chief